SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LIBERTY BROADBAND CORPORATION

(Name of Issuer)

Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

530307503

(CUSIP Number)

Bryan Fick
Financial Reporting Director
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530307503

1.	Names of Reporting Persons Ronald A. Duncan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 451,060 (1)

	8.	Shared Voting Power 22,041 (2)

	9.	Sole Dispositive Power 451,060 (1)

	10.	Shared Dispositive Power 22,041 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,101 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.6% (1) (2) (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes the following: (a) 351,738 shares of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of Liberty Broadband Corporation (the “Issuer”) as to which Mr. Duncan has a direct pecuniary interest; and (b) 99,322 shares of Preferred Stock held by 560 Company, Inc., which is 100% owned by Mr. Duncan and for which Mr. Duncan has voting and dispositive power. Includes 327,640 shares of Preferred Stock pledged as security for certain margin loan facilities extended by Charles Schwab & Co. Inc., Goldman Sachs & Co., LLC, Morgan Stanley Bank, N.A., UBS Securities, LLC and Wells Fargo & Company as of December 18, 2020.

(2)	Includes (a) 4,000 shares of Preferred Stock held by Missy, LLC, which is 25% owned by RAD, LLC, which is 100% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by Mr. Duncan’s adult daughter and (b) 18,041 shares of Preferred Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(3)	Based on 7,199,697 shares of Preferred Stock, as reported in the Issuer’s Current Report on Form 8-K filed November 24, 2020, that were expected to be outstanding as of December 18, 2020 following the closing of the combination contemplated by the Agreement and Plan of Merger, dated as of August 6, 2020, by and among the Issuer, GCI Liberty, Inc., a Delaware corporation, Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger LLC”), and Grizzly Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.   )

Statement of

RONALD A. DUNCAN

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY BROADBAND CORPORATION

Item 1.  Security and Issuer.

Ronald A. Duncan (the “Reporting Person” or “Mr. Duncan”) is filing this Statement on Schedule 13D (the “Statement”) with respect to the Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of Liberty Broadband Corporation, a Delaware corporation (“Liberty Broadband” or the “Issuer”), beneficially owned by the Reporting Person.

The Issuer’s principal executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

The Reporting Person is filing this Statement to report his acquisition on December 18, 2020 of shares of Preferred Stock in exchange for his shares of Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “GCI Liberty Preferred Stock”), of GCI Liberty, Inc., a Delaware corporation (“GCI Liberty”), pursuant to the closing of the Combination (as defined below) as contemplated by the Agreement and Plan of Merger, dated as of August 6, 2020, by and among the Issuer, GCI Liberty, Grizzly Merger Sub 1, LLC, a Delaware limited liability company and a wholly owned subsidiary of Liberty Broadband (“Merger LLC”), and Grizzly Merger Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of Merger LLC (“Merger Sub”) (the “Merger Agreement”).

Item 2.  Identity and Background.

(a)    Name: Ronald A. Duncan

(b)    Residence or business address: 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

(c)    Present principal occupation: Chief Executive Officer of GCI Holdings, LLC, an indirect wholly-owned subsidiary of the Issuer, 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

(d)    During the last five years, the Reporting Person has not been charged or convicted in a criminal proceeding.

(e)    During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)    Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Items 1 and 4 of this Statement is incorporated into this Item 3 by reference.

Item 4. Purpose of the Transaction.

As reported by Liberty Broadband in its Current Report on Form 8-K, filed with the SEC on December 22, 2020 (File No. 001-36713), on December 18, 2020, Liberty Broadband completed its previously announced combination (the “Combination”) with GCI Liberty pursuant to the terms of the Merger Agreement. In accordance with the terms and conditions of the Merger Agreement, (i) each share of Series A common stock, par value $0.01 per share, of GCI Liberty (the “Series A Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (except for shares held by GCI Liberty as treasury stock) was converted into the right to receive 0.580 of a share of Series C common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series C Common Stock”), (ii) each share of Series B common stock, par value $0.01 per share, of GCI Liberty (the “Series B Common Stock”) issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock and for shares of Series B Common Stock to which the holder thereof properly demands and does not withdraw its demand for or otherwise lose its right to appraisal of such shares) was converted into the right to receive 0.580 of a share of Series B common stock, par value $0.01 per share, of Liberty Broadband (the “LBRD Series B Common Stock”), and (iii) each share of GCI Liberty Preferred Stock issued and outstanding immediately prior to the Effective Time (except for shares held by GCI Liberty as treasury stock) was converted into the right to receive one share of newly-issued Preferred Stock. As a result of the Combination, each share of GCI Liberty Preferred Stock beneficially owned by the Reporting Person was converted into the right to receive one share of Preferred Stock.

Except as set forth in the Schedule 13D, the Reporting Person has no present plans or proposals which may relate to or would result in any of the following:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Duncan may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Preferred Stock in open market or privately negotiated transactions, (ii) to acquire shares of Liberty Broadband Series A common stock, $0.01 par value per share (together with the LBRD Series B Common Stock, the LBRD Series C Common Stock and the Preferred Stock, the “LBRD Capital Stock”), shares of LBRD Series B Common Stock, or additional shares of LBRD Series C Common Stock in open market or privately negotiated transactions or (iii) to dispose of all or a portion of his holdings of shares of LBRD Capital Stock.  In reaching any determination as to his future course of action, Mr. Duncan will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Duncan, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the LBRD Capital Stock.

Item 5.  Interest in Securities of the Issuer.

(a)	After giving effect to the Combination, the aggregate number and percentage of shares of Preferred Stock beneficially owned by Mr. Duncan as of December 18, 2020 are 473,101 shares of Preferred Stock, which shares constitute 6.6% of the outstanding Preferred Stock of the Issuer. Includes the following: (a) 351,738 shares of Preferred Stock as to which Mr. Duncan has a direct pecuniary interest; (b) 4,000 shares of Preferred Stock held by Missy, LLC, which is 25% owned by RAD, LLC, which is 100% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by Mr. Duncan’s adult daughter; (c) 99,322 shares of Preferred Stock held by 560 Company, Inc., which is 100% owned by Mr. Duncan and for which Mr. Duncan has voting and dispositive power and (d) 18,041 shares of Preferred Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership. The foregoing ownership percentage is based on 7,199,697 shares of Preferred Stock, as reported in the Issuer’s Current Report on Form 8-K filed November 24, 2020, that were expected to be outstanding as of December 18, 2020 following the closing of the Combination contemplated by the Merger Agreement.

(b)	The number of shares of Preferred Stock as to which the following apply to Mr. Duncan are as follows: (i) sole power to vote or to direct the vote: 451,060; (ii) shared power to vote or to direct the vote: 22,041; (iii) sole power to dispose or to direct the disposition: 451,060; and (iv) shared power to dispose or to direct the disposition: 22,041.

(c)	Except as provided in this Amendment, Mr. Duncan has not effected any transactions with respect to the Preferred Stock during the 60 days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated into this Item 6 by reference.

Mr. Duncan beneficially owns 209,432 shares of LBRD Series C Common Stock and 228,318 shares of Preferred Stock that are pledged as security for certain margin loan facilities extended by Charles Schwab & Co. Inc., Goldman Sachs & Co., LLC, Morgan Stanley Bank, N.A., UBS Securities, LLC and Wells Fargo & Company as of December 18, 2020

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2020

/s/ Ronald A. Duncan
Ronald A. Duncan

[Signature Page to RAD 13D regarding LBC]